Exhibit 99.1

Algoma Steel Confirms USW Local 2251 Agree to Take Offer to Employees for a Vote

August 12, 2022

Operations Continue in Ordinary Course during Voting Process

SAULT STE. MARIE, Ontario, Aug. 12, 2022 (GLOBE NEWSWIRE) — Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or the “Company”) announced today that United Steelworkers Local 2251 (“2251” or the “Union”) have agreed to take the Company’s last offer to a vote by employees in the affected bargaining unit. Operations will continue in the ordinary course during the voting process, and the Union has agreed to provide advance notice to the Company to allow for a safe and orderly shutdown of operations in the event the Union instructs employees to go on strike.

Algoma President and Chief Executive Officer Michael Garcia commented. “We respect the collective bargaining process and are pleased that our employees will have their say on a matter of such critical importance to their livelihoods, the lives of their families, and fellow community members. The Company has offered a non-concessionary, top-of-market wage and benefit package which includes a 5.5% wage increase, continuation of COLA, significant improvements in pensions and benefits for employees, and enhanced retiree benefits over a four-year term that delivers the stability needed to ensure a successful transition to electric arc steelmaking. A signing bonus is also included contingent upon no disruption to operations and uninterrupted shipments to our customers.”

He went on to say, “If ratified, this agreement will help to secure our collective future, provide for sustained profitability even at the bottom of the steel cycle, and allow us to maintain the phenomenal momentum we have generated together since emerging from CCAA.”

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements), including statements regarding the anticipated impact of the coal conveyor fire. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “provide,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions, including with respect to the risk of a work stoppage and whether (and to what degree) such stoppage could adversely impact the Company’s operations and financial position. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including timely access to necessary components, fabrications and other products or services required to complete repairs, which may increase costs and negatively impact our business and results of operations. Readers should consider the risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Algoma’s Annual Report on Form 20-F, filed by Algoma with the Ontario Securities Commission (the “OSC”) (available under the company’s SEDAR profile at www.sedar.com) and with the Securities and Exchange Commission (the “SEC”) (available at www.sec.gov), as well as in Algoma’s current reports with the OSC and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. With a current raw steel production capacity of an estimated 2.8 million tons per year, Algoma’s size and diverse capabilities enable it to deliver responsive, customer-driven product solutions straight from the ladle to direct applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in Canada and Midwest USA and is the only producer of plate steel products in Canada. The Company’s mill is one of the lowest cost producers of hot rolled sheet steel (HRC) in North America owing in part to its state-of-the-art Direct Strip Production Complex (“DSPC”), which is the newest thin slab caster in North America with direct coupling to a basic oxygen furnace (BOF) melt shop.

Algoma has achieved several meaningful improvements over the last several years that are expected to result in enhanced long-term profitability for the business. Algoma has upgraded its DSPC facility and recently installed its No. 2 Ladle Metallurgy Furnace. Additionally, the Company has cost-cutting initiatives underway and is in the process of modernizing its plate mill facilities.

Today Algoma is on a transformation journey. Algoma is investing in its people and processes, optimizing and modernizing to secure a sustainable future. Our customer focus, growing capability and courage to meet the industry’s challenges head-on, position us firmly as your partner in steel.

For more information contact:

Brenda Stenta

Manager Communications & Branding

Algoma Steel Group Inc.

Phone: 705.206.1022

E-mail: brenda.stenta@algoma.com